December 10, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Patriot Coal Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 6, 2009
Response letter dated September 9, 2009
File No. 1-33466

Dear Mr. Schwall:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 18, 2009, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, the Form 10-Q for the fiscal quarter ended September 30, 2009 and the Company’s response letter dated September 9, 2009.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007, page 54

1.           We note your response to prior comment number three from our letter dated August 31, 2009. Instruction 4 to Item 303(a) of Regulation S-K indicates that, where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole. Currently, your MD&A does not include a discreet discussion of the line item “Operating costs and expenses” from your consolidated statements of operations. To improve investor understanding of your results of operations, modify your MD&A to provide a separate, discreet discussion of this line item. Alternatively, expand your existing presentation to clearly explain how it addresses this line item. In either event, ensure your discussion clearly identifies the causes of all material changes from year to year in your financial statement line items.

Response:

Per the Staff’s comment, in future filings, beginning with our December 31, 2009 Form 10-K, we will undertake to include a separate, discrete discussion of the line item “Operating costs and expenses” in our MD&A as it relates to our segment adjusted results.  We are providing an example of this disclosure for the year ended December 31, 2008 as compared to the year ended December 31, 2007 as attached in Exhibit A, which has been blacklined to show changes from our originally filed Form 10-K for the year ended December 31, 2008.  In this example, we have expanded our Segment Results of Operations table to include “Segment operating costs and expenses” and added a separate discussion of operating costs as they relate to our business segments. In this table, please note that we present Appalachia Other revenue separate from Appalachia Mining Operations as the “other” revenue is not associated with coal shipments and therefore is not applicable to the Average Sales Price per Ton Sold calculation provided.  Appalachia Other revenue is presented as “Other revenue” on our consolidated statements of operations.

The attached example disclosure is only an excerpt from our MD&A section, Results of Operations.  The Results of Operations section of our MD&A presents an operational view of our business and includes analysis of a non-GAAP metric, Segment Adjusted EBITDA, consistent with the way Management views the business.   Segment Adjusted EBITDA excludes selling and administrative expenses, past mining obligation expense and gain on disposal or exchange of assets.  Segment Adjusted EBITDA equals Revenue less “Segment operating costs and expenses.”

As indicated above, we have added a separate discussion of “Segment operating costs and expenses” as they relate to our business segments in our MD&A.  “Segment operating costs and expenses” is a non-GAAP measure that differs from “Operating costs and expenses” on our consolidated statements of operations in our December 31, 2008 Form 10-K by the exclusion of past mining obligation expenses and sales contract accretion.  Past mining obligation expense and sales contract accretion are discussed after the Net Income table in our MD&A.  (Please note as indicated in our response dated September 9, 2009 to comment 4 of the Staff’s letter dated August 31, 2009 that beginning with our September 30, 2009 Form 10-Q, sales contract accretion is presented separately from “Operating costs and expenses.”)

To facilitate this response, we have provided below a reconciliation of “Operating costs and expenses” for the fiscal years ended December 31, 2008 and 2007 from our consolidated statements of operations to the attached example disclosure “Segment operating costs and expenses.”

	Year Ended December 31,
	2008	2007
Operating costs and expenses per the
consolidated statements of operations	$1,329,259	$1,109,252
Sales contract accretion	249,522	-
Past mining obligation expenses	(110,308)	(137,602)
Segment operating costs and expenses	$1,468,473	$971,650

2.           Currently, the discussion regarding items impacting your results of operations under the section “Segment Adjusted EBITDA” identifies various factors that impacted your reported results. However, the discussion does not quantify or otherwise address the relative importance of the identified factors. Where two or more factors contribute to a material year-to-year change in reported financial statement line items, expand your disclosure to quantify the contribution of each factor. See FRR 501.04.

Response:

Per the Staff’s comment, in future filings, beginning with our December 31, 2009 Form 10-K, we will undertake to quantify the contribution when two or more factors contribute to a material year-to-year change in reported financial statement line items.  We are providing an example of this disclosure for the year ended December 31, 2008 as compared to the year ended December 31, 2007 as attached in Exhibit A.

Notes to Consolidated Financial Statements

Note 21 Segment Information, page F-42

3.           We note your response to prior comment six. Please provide an example set of information regularly reviewed by your CODM to make resource allocation decisions and to assess performance.

Response:

We aggregate our mining complexes into the Appalachia and Illinois Basin reportable operating segments based on analysis of the long-term financial performance of our mining complexes, as measured by average Segment Adjusted EBITDA margin percentage and average Segment Adjusted EBITDA margin per ton, and the characteristics of our product and various other operational aspects of the business as required.  This segment presentation is based on our analysis of the economic characteristics of each mining complex, which we perform annually.  We respectfully advise the Staff that additional information related to our segment analysis was provided with our response to comment 17 of the Staff’s letter dated September 7, 2007 related to Amendment No. 1 to our Registration Statement on Form 10.  Additionally, we present a Corporate and Other segment which includes past mining obligation expense, selling and administrative expenses and net gain on disposal or exchange of assets.

Please note that in our MD&A we present Appalachia Other revenue separate from Appalachia Mining Operations as the “other” revenue is not associated with coal shipments and therefore is not applicable to the Average Sales Price per Ton Sold calculation provided.  Appalachia Other revenue is presented as “Other revenue” on our consolidated statements of operations.

Per the Staff’s comment, we are also providing supplemental information via overnight courier.  This information is submitted only in paper pursuant to Rule 101(c)(2) of Regulation S-T.  We request that such supplemental information be returned to the undersigned after Staff review.

The supplemental information is provided on a monthly basis to the Chief Executive Officer and his direct reports, including the Chief Financial Officer and the Chief Operating Officer among others.  The reports are discussed in a monthly operating results meeting.  Additionally, the reports are provided to the Board of Directors to keep them current on the status of operations.

***************************
In connection with responding to your comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3600 or my colleague Christopher K. Knibb at (314) 275-3682.

Sincerely, /s/ Mark N. Schroeder Mark N. Schroeder Chief Financial Officer

cc:  Mark Wojciechowski, Staff Accountant, United States Securities and Exchange Commission,Division of Corporation Finance

Christopher Knibb, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation

Exhibit A

The excerpt below is from our Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations from our Form 10-K for the year ended December 31, 2008 and is not adjusted for our Form 8-K filed on June 16, 2009. The newly added data to the Segment Results of Operations table has been bolded and significant changes to the discussion have been blacklined.

Year ended December 31, 2008 compared to year ended December 31, 2007

Summary

Revenues were $1,654.6 million, an increase of $581.3 million, and Segment Adjusted EBITDA was $186.1 million, an increase of $84.4 million, for the year ended December 31, 2008. Net income was $146.9 million in 2008 compared to a net loss of $106.9 million in the prior year. The increase in revenue, Segment Adjusted EBITDA and net income was mainly driven by the newly-acquired Magnum operations including the impact of purchase accounting. The results of operations of Magnum are included in the Appalachia Mining Operations segment from the date of acquisition.

2008 was a volatile year in the coal markets. Coal prices significantly increased during the first half of the year, peaked in July and then declined in the later part of the year in conjunction with the overall economic downturn. Sales for our Appalachia and Illinois Basin segments reflected higher contract and spot prices. Offsetting this increase, several of our mining complexes experienced adverse geologic conditions that impacted production levels as well as higher costs related to labor, fuel, and materials and supplies.

Segment Results of Operations
	Year Ended December 31,		Increase (Decrease)
	2008	2007	Tons/$	%
	(Dollars and tons in thousands, except per ton amounts)
Tons Sold:
Appalachia	20,654	14,432	6,222	43.1%
Illinois Basin	7,866	7,711	155	2.0%
Total Tons Sold	28,520	22,143	6,377	28.8%
Average sales price per ton sold:
Appalachia	$65.23	$56.62	$8.61	15.2%
Illinois Basin	36.06	32.71	3.35	10.2%
Revenue:
Appalachia Mining Operations	$1,347,230	$817,070	$530,160	64.9%
Illinois Basin Mining Operations	283,643	252,246	31,397	12.4%
Appalachia Other	23,749	4,046	19,703	487.0%
Total Revenues	$1,654,622	$1,073,362	$581,260	54.2%
Segment Operating Costs and Expenses:
Appalachia Mining Operations and Other	$1,197,985	$731,266	$466,719	63.8%
Illinois Basin Mining Operations	270,488	240,384	30,104	12.5%
Total Segment Operating Costs and Expenses	$1,468,473	$971,650	$496,823	51.1%
Segment Adjusted EBITDA:
Appalachia Mining Operations and Other	$172,994	$89,850	$83,144	92.5%
Illinois Basin Mining Operations	13,155	11,862	1,293	10.9%
Total Segment Adjusted EBITDA	$186,149	$101,712	$84,437	83.0%

Tons Sold and Revenue

The increase in Appalachia revenue for the year ended December 31, 2008 compared to the prior year primarily related to $413.0 million of sales associated with the newly-acquired Magnum operations. Excluding the impact of Magnum, revenues were also affected by higher average sales prices, partially offset by lower sales volumes at the Federal and Rocklick mining complexes.

Average sales prices increased at our mining complexes, reflecting higher sales contract pricing, including the repricing of a major coal supply agreement with Peabody as part of the spin-off, and cost recovery under certain contracts for increased regulatory costs.

Sales volumes in the Appalachia segment increased in 2008, primarily due to 7.2 million tons sold from the newly-acquired Magnum operations. Excluding Magnum, sales volume decreased primarily due to production shortfalls at our Federal complex, the completion the final longwall panel at the Harris mine during the second quarter, labor shortages for much of the year and reduced productivity at several mines.

Illinois Basin revenue increased in 2008 primarily related to higher average sales prices. Compared to the prior year, sales volumes increased slightly.

Other Appalachia revenues increased in 2008. In addition to increased royalty income, other revenues included a structured settlement on a property transaction, a settlement for past due coal royalties, which had previously been fully reserved due to the uncertainty of collection, and gains on the sale of purchased coal in the first quarter.

Segment Operating Costs and Expenses

Segment operating costs and expenses represents consolidated operating costs and expenses less past mining obligations.

Operating costs and expenses for Appalachia increased in 2008 as compared to the prior year primarily due to $382.4 million of costs associated with the newly-acquired Magnum operations. Excluding the impact of Magnum, operating costs were higher in 2008 due to start-up costs as we ramped up production at our Big Mountain ($22.4 million) and Kanawha Eagle ($16.2 million) mining complexes, as well as higher contract mining costs ($16.3 million) primarily related to higher material and supply and labor costs. Material and supply costs were primarily impacted by higher fuel, explosives and steel-related costs. Higher labor costs were reflective of an overall labor shortage in the Appalachia region.

Operating costs and expenses for Illinois Basin increased in 2008 as compared to the prior year primarily due to increased costs for purchased coal ($9.3 million), increased labor costs ($6.1 million) and higher materials and supplies cost due to higher diesel fuel, explosives and steel-related costs ($6.6 million). Purchased coal resulted from diverting tons to higher priced spot sales and fulfilling sales commitments with purchased tons.

Segment Adjusted EBITDA

Segment Adjusted EBITDA for Appalachia increased in 2008 from the prior year primarily due to the contribution from the newly-acquired Magnum operations and, to a lesser extent, higher sales prices, partially offset by lower sales volumes and higher operating costs as described above. Segment Adjusted EBITDA for Appalachia also increased in 2008 due to the previously mentioned gains on the sale of purchased coal in the first quarter and the structured settlements in the second quarter.

Segment Adjusted EBITDA for the Illinois Basin increased in 2008 primarily due to higher average sales prices, offset by increased labor costs and higher diesel fuel, explosives and steel-related costs as described above.